UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number 001-36737

NEURODERM LTD.

(Translation of Registrant’s name into English)

Ruhrberg Science Building
3 Pekeris St.
Rehovot 7670212, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Pursuant to the notice for the 2016 Annual General Meeting of Shareholders (the “2016 Meeting”) of NeuroDerm Ltd. (the “Company”), which was published on May 5, 2016 and attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on May 9, 2016, the Company hereby furnishes the proxy statement and proxy card for the 2016 Meeting. The 2016 Meeting is scheduled to be held on Tuesday, June 14, 2016 at 3:00 p.m., Israel time. Copies of the proxy statement and proxy card are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 18, 2014 (Registration No. 333-200331), July 2, 2015 (Registration No. 333-205485), and March 31, 2016 (Registration No. 333-210497).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEURODERM LTD.
Date: May 17, 2016	By: /s/ Roy Golan Name: Roy Golan Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Proxy statement for the 2016 Annual General Meeting of Shareholders of the Company to be held on June 14, 2016.
99.2	Proxy card for the 2016 Annual General Meeting of Shareholders of the Company to be held on June 14, 2016.